Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company: Laser Power
                                      Corporation

                                      Commission File
                                      No.: 000-22625

                                      June 15, 2000
                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com



                II-VI Advised by Laser Power's Board that
            II-VI's Offer is Superior to Union Miniere's Offer


Pittsburgh, PA--June 15, 2000--II-VI Incorporated (NASDAQ NMS: IIVI) announced today that it has been advised that the Board of Directors of Laser Power Corporation (NASDAQ NMS: LPWR) has determined that II-VI's offer to purchase all of Laser Power's outstanding common stock is superior to the terms of Union Miniere's offer.

Under II-VI's offer, each share of Laser Power stock will receive .052 shares of II-VI common stock and $2.32 in cash. Based on the closing market price of II-VI common stock on June 14, 2000, the value of this offer to Laser Power's stockholders is $4.76 per share. Laser Power's stockholders will be guaranteed a "floor" of $4.10 per share. II-VI will pay this guaranteed price with a combination of cash and/or II-VI common stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $34.23 per share for the 12 trading days prior to the closing of the exchange offer. The offer also contains a ceiling of $5.05 per share.

In light of the determination by Laser Power's Board of Directors, II-VI has extended its offer until 11:59 P.M. on Friday, June 16, 2000. Pursuant to the terms of its agreement with Union Miniere, Laser Power has notified Union Miniere of its determination regarding II-VI's offer. Union Miniere has two business days to decide whether to increase its offer price for Laser Power's outstanding shares.

II-VI's offer contemplates that the transaction will be structured as an exchange offer for Laser Power shares. Following the exchange offer, II-VI and Laser Power would consummate a merger in which each share of Laser Power common stock not tendered into the exchange offer would be exchanged for the same consideration paid in the exchange offer.

The proposed transaction with II-VI remains conditioned upon, among other things, (i) the tender into II-VI's exchange offer of not less than a majority of the shares of Laser Power common stock outstanding (including the shares of Laser Power stock owned by II-VI), (ii) the valid termination of the merger agreement between Laser Power and Union Miniere, (iii) the approval of II-VI's exchange offer and its proposed merger by Laser Power's Board of Directors, (iv) receipt of all required regulatory approvals, (v) the redemption of the outstanding preferred stock purchase rights under Laser Power's preferred stock purchase rights plan or the amendment of the plan to make it inapplicable to II-VI's offer, and (vi) Laser Power not taking any action that would impair II-VI's ability to acquire Laser Power or otherwise diminish the value of Laser Power to II-VI.

If Laser Power's Board of Directors determines that Union Miniere's increased offer, if any, is not at least as favorable as II-VI's offer, Laser Power will presumably terminate its agreement with Union Miniere and enter into an agreement with II-VI providing for a transaction on the terms set forth in II-VI's offer. In order to reimburse Laser Power for the payment of the $2 million termination fee called for by the Union Miniere agreement, and to compensate Laser Power for certain expenses, II-VI will agree to pay Laser Power $2.5 million if the agreement Laser Power enters into with II-VI is terminated under certain limited circumstances.

If II-VI's offer is accepted by the Board of Directors of Laser Power, II-VI will prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning II-VI's proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to: (A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition,
(D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected;
(6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com/

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